Ms. Jennifer Hardy, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ketner Global Investments, Inc.
Registration Statement on Form SB-2
File No. 333-134015

Ms. Hardy,

Enclosed for filing is Ketner Global Investments, Inc. Amendment No. 2 to Registration Statement on Form SB-2, SEC File No. 333-134015.  To expedite your review of the amendment, this letter points out the Registrant’s responses to your comments set forth in a letter to Mr. James Ketner, dated March 7th, 2007.

Comment No. 1

We note that you intend to file a confidential treatment request for portions of your Dassault agreement.  Please note that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

Response:

All forms required for the confidentiality treatment request have been filed with the commission, and a hard copy faxed to Jennifer Hardy.

Comment No. 2

Throughout the prospectus, when you discuss the one client that you have, please identify the client.

Response:

On pages 3, 5, 12, 13, and 22, the client has been formally named as Dassault Falcon Jet.

Comment No. 3 & 4

We note your responses to prior comments 5 and 6 but that you still have not filed the Standby Equity Distribution Agreement or described this agreement/transaction pursuant to which the selling shareholders acquired their shares.  Please revise accordingly to describe the terms of the agreement and to file it.

In addition, it appears from the title of the agreement that it may represent an equity line whereby you may continue to require investors to purchase shares.  We may have further comments upon receipt of the agreement.  Please note however, that we consider agreements that give investors the right to acquire additional securities to provide the investor with an investment decision that suggests the investor is not irrevocably bound.  Please tell us why you believe the equity line transaction is consistent with our position set forth in the Current Issues and Rulemaking Projects Outline Quarterly Update, March 31, 2001.  In particular, please discuss why you believe that the selling shareholders are irrevocably bound given that they have the ability to make investment decisions as to the purchase of shares.

Response:

The language of the registration statement on page 6 has been changed and the terms Sales of our common stock not issued under the standby equity distribution agreement or the placement agent agreement have been removed.  The company has not made any standby equity distribution agreements, and the previous registration statements mentioned these agreements because of an error and oversight by Ketner Global Investments, Inc.

Comment No. 5

We note that you have engaged a new audit firm.  Please provide all the disclosures and the exhibit required by Item 304 of Regulation S-B.

Response:

The initial registration Statement, Form SB-2, mentioned John Masotti, CPA and the accounting firm of Masotti & Masotti, LLC as the company’s auditor.  John Masotti, CPA and his firm Masotti & Masotti, LLC have never been involved with Ketner Global Investments, Inc., and were mentioned in the original registration statement because of an error and oversight by Ketner Global Investments, Inc.  This oversight was corrected in the first amended registration statement filed February 28, 2007, which states Seligson and Giannattasio, LLP as the auditing firm for Ketner Global Investments, Inc.

Comment No. 6 & 7

Please provide the disclosures required by Item 303(b) of Regulation S-B.

Response:

Management’s Discussion and Analysis of Financial Condition and Results of Operations have been added on pages 13-16.

Comment No. 7

We note disclosures under Risk Factors and Recent Sales of Unregistered Securities that you sold 349,140 shares of common stock for proceeds of $15,187.  It is unclear to us how the amount of proceeds reconciles to your financial statements.  Please clarify or revise.

Response:

Note 4 of the financial statements has been changed to fully reflect how the proceeds reconcile to the company’s financial statements. Also, throughout Managements Discussion and Analysis of Financial Condition and Results of Operations, a more fully disclosed statement has been made in regards to all of the company’s cash flow.

Financial Statements

Note 9 – Related Party Transactions, Page F-13
Please disclose the due date for each related party loan.  Please be advised that if these loans are due on demand or have no stated term you should classify them as current liabilities in your balance sheet.

Response:

The loan amount has been moved from Long Term Liabilities to Current Liabilities on the company’s balance sheet under loans payable, related parties. There is no due date on these loans and Note 9 has been changed to reflect this.

Exhibit List

Comment No. 8

We note your response to prior comment 10.  However, please note you must still include the exhibit list in your filling and must also file the exhibit with the confidential information redacted.  You should then note in a footnote to the exhibit list that portions of the exhibit have been redacted pursuant to a request for confidential treatment under Rule 406 of the Securities Act of 1933.  Please see Rule 406 of the Securities Act and revise your filing and file the exhibit accordingly.

Response:

Item Number 10 to the exhibit list has been added and provided with a footnote mentioning the fact that certain information has been redacted.  Also, Item Number 10 has been added as an exhibit.

Exhibit 5.2

Comment No. 9 & 10

Counsel must also opine that shares are fully paid and non-assessable.  Please see Item 601(5) of Regulation S-B.  Please revise.

Please disclose the state law upon which counsel’s opinion is based.

Response:

Please see the revised Legal Opinion and consent of Karlen & Stolzar, LLP.

Very truly yours,

/s/ James Ketner
James Ketner
President/CEO/Chairman
Ketner Global Investments, Inc.